Annual Notice Dated May 1, 2026

WRL FREEDOM ATTAINERSM
Issued through
Transamerica Life Insurance Company

WRL Series Annuity Account
This Annual Disclosure Notice (“Notice”) provides certain updated information about Your WRL Freedom AttainerSM Variable Annuity, a flexible premium deferred variable annuity policy (“Policy”), which is no longer available for purchase.

Transamerica Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Policy in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable annuity offerings. Updated audited financial statements for Transamerica Life Insurance Company and for WRL Series Annuity Account (“Separate Account”) are available, free of charge, at http://dfinview.com/Transamerica/TAHD/89358R200?site=VAVUL. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Policy (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call (800) 525-6205, Monday through Thursday 8 - 6:30, or Friday 8 - 5:30 ET.

Your Policy prospectus dated May 1, 2019, as supplemented, is incorporated herein by reference and contains more information about the Policy’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

SPECIAL TERMS
Administrative Office – Transamerica Life Insurance Company, Attention: Customer Care Group, 6400 C Street SW, Cedar Rapids, IA 52499, (800) 525-6205. Please send all purchase payments, loan repayments, correspondence, and notices to the Administrative Office.
Age — The issue of age, which is annuitant’s age on the birthday nearest the Policy Date, plus the number of completed Policy years. When we use the term “age” in this prospectus, it has the same meaning as “attained age” in the Policy.
Annuitant — The person on whose life any annuity payments involving life contingencies will be based.
Fixed Account — One or more investment options under the Policy that are part of our general assets and are not in the separate account.
In Force — Condition under which the Policy is active, and an Owner is entitled to exercise all rights under the Policy.
Owner (You, Your) — The person(s) is entitled to exercise all rights and privileges under the Policy. The annuitant is an owner unless the application states otherwise, or unless a change of ownership is made at a later time.
Policy Date — The date shown on the Policy schedule attached to the Policy and the date on which the Policy becomes effective.
Purchase Payments — Amounts paid by an owner or on an owner’s behalf to Transamerica Premier Life Insurance Company as consideration for the benefits provided by the Policy. When we use the term “purchase payment” or “premium” in this prospectus, it has the same meaning as “net payment” in the Policy, which means the purchase payment less applicable premium taxes.
Separate Account — WRL Series Annuity Account, a separate account established and registered as a unit of investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which purchase payments under the policies may be allocated.
Separate Account Value — The portion of the Policy value that is invested in the separate account.
Subaccount — A subdivision within the separate account, the assets of which are invested in a specified underlying fund portfolio. successor owner — The person who becomes the new owner if the owner is not the annuitant and dies before the annuitant.
Surrender — The termination of a Policy at the option of an Owner.
Underlying Fund Portfolio — Investment companies which are registered with the U.S. Securities and Exchange Commission. The Policy allows You to invest in the underlying fund portfolios through our subaccounts. We reserve the right to add other underlying fund portfolios as investment choices under the Policy in the future.

SUMMARY OF POLICY FEATURES THAT HAVE CHANGED
The information in this Notice is a summary of certain Policy features that have changed since the last current Prospectus. This may not reflect all of the changes that have occurred since You entered into Your Policy.
  For changes in the names of certain Portfolios and/or Advisers/Sub-advisers please refer to the Appendix – Investment Options Available Under the Policy.
  For updated Portfolio expense information please refer to Important Information You Should Consider About This Policy and the Appendix – Investment Options Available Under the Policy
  For updated Portfolio performance information please refer to the Appendix – Investment Options Available Under the Policy

important INFORMATION you should consider about the Policy

Your Policy prospectus dated May 1, 2019, as supplemented, contains more information about the Policy’s features, benefits, and risks in addition to what is listed below.

	FEES AND EXPENSES			Location in Prospectus
Are There Charges for Early Withdrawal?
Yes. If You withdraw money from the Policy within 5 years following Your last purchase payment, You will be assessed a surrender charge. The maximum surrender charge is 6% of the purchase payment withdrawn, and the maximum number of years that a surrender charge may be assessed since the last purchase payment is 5 years.
Example: If You make an early withdrawal, You could pay a surrender charge of up to $6,000 on a $100,000 investment. This loss will be greater if there are additional taxes or tax penalties.
				Expenses
	Years Since Purchase Payment	Maximum Surrender Charge (% of amount withdrawn)	Maximum Surrender Charge ($100,000 investment)
	0-2	6%	$6,000
	3	4%	$4,000
	4	3%	$3,000
	5	2%	$3,000
	Over 5	0%	$0
Are There Transaction Charges?
Yes. In addition to surrender charges, You may be charged for other transactions under the Policy. These transaction charges include:
Transfer Charges: If You make more than 12 transfers among investment options per Policy year, a $10 fee is charged for each additional transfer.
Wire Transfer Fee: A $25 fee is charged for wire transfers.
Overnight Delivery Fee: A $20 fee is charged for overnight delivery of withdrawal or surrender payments.
Loan Processing Fee: If You take a Policy loan (available only for certain qualified policies), a $30 loan processing fee applies.
Special Service Fees: Fees ranging from $0 to $25 may be charged for special services such as duplicate policies, duplicate tax forms, or expedited processing.
				Annuity Policy Fee Table Expenses
Are There Ongoing Fees and Expenses? (annual charges)
Yes. The table below describes the fees and expenses that You may pay each year, depending on the Investment Options and optional benefits You choose. Please refer to Your Policy specifications page for information about the specific fees You will pay each year based on the options You have elected.
				Annuity Policy Fee Table
	Annual Fee	Minimum	Maximum
	Base Policy[1]	1.25%	1.25%
	Portfolio Company (fund fees and expenses)[2],3	0.29%	2.86%
	Optional benefits (available for an additional charge)[4]	0.35%	0.50%
	1As a percentage of assets in the Separate Account.
	2As a percentage of each Portfolio’s average net assets.
	[3]See below Appendix: Investment Options Available Under the Policy for more information.
	4As a percentage of Separate Account value or benefit base.
Because Your Policy is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your Policy, the following table shows the lowest and highest cost You could pay each year, based on current charges. This estimate assumes that You do not take withdrawals from the Policy, which could add surrender charges and negative Policy Adjustments that substantially increase costs.

	Lowest Annual Cost $1,600	Highest Annual Cost $4,953
	Assumes:	Assumes:
	Investment of $100,000 5% annual appreciation Least expensive Portfolio Company fees and expenses No optional benefits No sales charges No additional Purchase Payments, transfers, or withdrawals
  Investment of $100,000
  5% annual appreciation
  Most expensive combination of optional benefits and Portfolio Company fees and expenses
  No sales charges
  No additional Purchase Payments, transfers, or withdrawals

	RISKS			Location in Prospectus
Is There a Risk of Loss From Poor Performance?
Yes. An investor can lose money by investing in the Policy. The value of Your investment in the Policy may decrease due to poor performance of the underlying investment options. You bear the investment risk for amounts allocated to the variable subaccounts, and there is no guarantee that You will receive more than Your original investment.
				Summary
Is This a Short-Term Investment?
No. This Policy is designed for long-term investment purposes, such as retirement savings, and is not appropriate for an investor who needs ready access to cash. The Policy is intended to provide tax-deferred growth and annuity income options over time.
				Summary
What are the Risks Associated with Investment Options?
An investment in this Policy is subject to the risk of poor investment performance and can vary depending on the performance of the Investment Options You select. Each Investment Option has its own unique risks. You should review the available Investment Options carefully before making an investment decision.
  The value of Your investment in variable subaccounts will fluctuate based on the performance of the underlying fund portfolios. You bear the investment risk for amounts allocated to these options, and You may lose money if the portfolios perform poorly.
  The fixed account offers a guaranteed minimum interest rate but may not keep pace with inflation or other investments. The fixed account is subject to the claims-paying ability of the insurance company.
				Summary Investment Choices
What are the Risks Related to the Insurance Company?
Investment in the Policy is subject to risks related to the Insurance Company. Any obligations under the Policy, including guarantees, benefits, and payments from the Fixed Account, are subject to the claims-paying ability of Transamerica Life Insurance Company. If the Insurance Company experiences financial difficulties, it may not be able to meet its obligations under Your Policy.

Additional information about Transamerica Life Insurance Company (formerly Transamerica Premier Life Insurance Company), including its financial condition, is available by visiting transamerica.com or by calling toll-free (800) 525-6205.
				Other Information – Transamerica Premier Life Insurance Company Other Information - Financial Condition of the Company
	RESTRICTIONS			Location in Prospectus
Are There Restrictions on the Investment Options?
Yes. There are restrictions that may limit the Investment Options You can choose, as well as limitations on transferring Policy value among Investment Options.
Investment Restrictions
  Not all investment options are available in all states, at all times, or through all financial intermediaries. Some subaccounts may be closed to new investments, and You may only allocate new premiums or transfers to currently available options. The Insurance Company may also restrict access to the fixed account in certain states.
Transfer Limitations
  You are generally allowed to make up to 12 free transfers among investment options per Policy year. If You exceed this limit, a $10 fee applies for each additional transfer. Transfers from the fixed account may be subject to additional restrictions, such as only one transfer per Policy year or only during a specified window after each Policy anniversary.
Reservation of Rights
  Transamerica may add, remove, or substitute Portfolios available under the Policy.
  Transamerica may reject any Purchase Payment or exchange request if it determines the transaction would negatively impact a Portfolio (e.g., market timing).
  Transamerica may discontinue exchange privileges, modify procedures, or limit the number of exchanges.
  Transamerica may stop accepting additional Purchase Payments at its discretion.
				Investment Choices
Are There any Restrictions on Policy Benefits?
Yes. There are restrictions and limitations relating to benefits offered under the Policy, including death benefits, living benefits, Policy loans, and optional riders. The Insurance Company may also modify or terminate certain benefits, subject to regulatory approval and Policy terms.
Death Benefit:
  The death benefit may be reduced by withdrawals, loans, surrender charges, and premium taxes. In some cases, withdrawals may reduce the death benefit by more than the amount withdrawn. The calculation and availability of death benefits may vary by state and Policy type.
Living Benefits (Optional Riders):
  Optional benefits such as the Additional Earnings Rider and Guaranteed Minimum Income Benefit Rider are subject to eligibility requirements, age limits, and may not be available in all states or for all policies. The Insurance Company may discontinue offering optional riders at any time. Withdrawals that exceed limits specified by the terms of a rider may reduce or terminate the benefit.
Policy Loans:
  Loans are only available for certain qualified policies and are subject to minimum and maximum amounts, repayment schedules, and interest rates. Failure to comply with loan terms may result in Policy termination or tax consequences.
Modification or Termination:
  The Insurance Company reserves the right to modify or terminate benefits, riders, or features to comply with regulatory changes or at its discretion, as described in the Policy.
				Death Benefit Access to Your Money Additional Features
	TAXES			Location in Prospectus
What Are the Policy’s Tax Implications?
You should consult with a tax professional to determine the tax implications of investing in and making purchase payments under the Policy. Withdrawals, surrenders, annuity payments, and death benefits may be subject to federal income tax and, in some cases, penalty taxes.
  Tax-Qualified Plans: If You purchase this Policy through a tax-qualified plan or IRA, there is no additional tax benefit beyond what the plan or IRA already provides.
  Withdrawals: Withdrawals and other distributions are generally subject to ordinary income tax and may be subject to a 10% federal tax penalty if taken before age 59½.
  Tax Deferral: Earnings under the Policy grow tax-deferred until withdrawn.
				Tax Information
	CONFLICT OF INTEREST			Location in Prospectus
How Are Investment Professionals Compensated?
Some investment professionals may receive compensation for selling this Policy. Compensation is typically paid in the form of commissions and may also include other payments from affiliates or third parties, such as marketing allowances or revenue-sharing arrangements. These investment professionals may have a financial incentive to recommend this Policy over other investment products, which could influence their advice.
Our current affiliate, Transamerica Capital, LLC (“TCL”) (formerly Transamerica Capital, Inc. (“TCI)) is the principal underwriter and may share the revenue we earn on this Policy with Your investment professional’s firm.
				Other Information - Distribution of the Policies
Should I Exchange My Policy?
Some investment professionals may have a financial incentive to recommend that You exchange Your existing Policy for a new one. You should only exchange Your Policy if, after comparing the features, fees, and risks of both Policies, and considering any surrender charges, tax implications, or other penalties for terminating Your existing Policy, You determine that the new Policy is more beneficial for Your situation.
				Other Information - Exchanges and/or Reinstatements

APPENDIX

INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY
The following is a list of current Portfolio Companies available under the Policy, which are subject to change as discussed in this prospectus. Depending on the optional benefits You choose, You may not be able to invest in certain Portfolio Companies.
Certain Subaccounts may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any Subaccount at any time. In some cases, a Subaccount not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a Subaccount, please contact Your financial intermediary or our Administrative Office.
More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at http://dfinview.com/Transamerica/TAHD/89358R200?site=VAVUL.
You can also request this information at no cost by calling our Administrative Office at (800) 525-6205.
The current expenses and performance below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that Your Policy may charge. Expenses would be higher, and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Seeks to provide investment results that correspond generally to the total return of the high yield market consistent with maintaining reasonable liquidity.	ProFund Access VP High Yield Advised by: ProFund Advisors LLC	1.64%	6.24%	2.85%	3.92%
Seeks investment results, before fees and expenses, that track the performance of the ProFunds Asia 30 Index (the “Index”).	ProFund VP Asia 30 Advised by: ProFund Advisors LLC	1.72%	24.12%	-2.31%	5.18%
Seeks investment results, before fees and expenses, that track the performance of the S&P 500® Index (the “Index”)	ProFund VP Bull Advised by: ProFund Advisors LLC	1.68%	15.56%	12.18%	12.55%
Seeks investment results, before fees and expenses, that track the performance of the S&P Communication Services Select Sector Index (the “Index”).	ProFund VP Communication Services Advised by: ProFund Advisors LLC	1.70%	20.91%	14.55%	8.97%
To seek investment results, before fees and expenses, that track the performance of the S&P Consumer Discretionary Select Sector Index.	ProFund VP Consumer Discretionary Advised by: ProFund Advisors LLC	1.72%	5.51%	5.53%	10.01%
To seek investment results, before fees and expenses, that track the performance of the S&P® Emerging 50 ADR Index (USD) (the “Index”).	ProFund VP Emerging Markets Advised by: ProFund Advisors LLC	1.74%	36.13%	3.07%	8.66%
To seek investment results, before fees and expenses, that track the performance of the S&P Energy Select Sector Index (the “Index”).	ProFund VP Energy Advised by: ProFund Advisors LLC	1.71%	5.86%	21.01%	5.88%
To seek investment results, before fees and expenses, that track the performance of the ProFunds Europe 30 Index (the “Index”)	ProFund VP Europe 30 Advised by: ProFund Advisors LLC	1.72%	29.59%	12.78%	8.01%
To seek daily investment results, before fees and expenses, that correspond to the daily performance of the ICE U.S. Dollar Index.	ProFund VP Falling U.S. Dollar Advised by: ProFund Advisors LLC	2.86%	10.81%	-1.85%	-1.14%
To seek daily investment results, before fees and expenses, that track the performance of the S&P Financial Select Sector Index (the “Index”)	ProFund VP Financials Advised by: ProFund Advisors LLC	1.69%	12.90%	12.77%	11.04%
To seek a high level of current income consistent with liquidity and preservation of capital.	ProFund VP Government Money Market Advised by: ProFund Advisors LLC	1.66%	3.27%	2.54%	1.39%
To seek investment results, before fees and expenses, that track the performance of the MSCI EAFE Index (the "Index").	ProFund VP International Advised by: ProFund Advisors LLC	1.67%	27.97%	6.29%	5.60%
To seek investment results, before fees and expenses, that track the performance of the Nikkei 225 Stock Average (the "Index").	ProFund VP Japan Advised by: ProFund Advisors LLC	1.68%	30.69%	14.99%	11.39%
To seek investment results, before fees and expenses, that track the performance of the S&P Materials Select Sector Index.	ProFund VP Materials Advised by: ProFund Advisors LLC	1.71%	8.05%	6.41%	8.42%
To seek investment results, before fees and expenses, that track the performance of the S&P MidCap 400® Index (the "Index").	ProFund VP Mid-Cap Advised by: ProFund Advisors LLC	1.68%	4.78%	6.63%	8.22%
To seek investment results, before fees and expenses, that track the performance of the Nasdaq-100® Index (the "Index").	ProFund VP NASDAQ-100 Advised by: ProFund Advisors LLC	1.68%	18.62%	12.94%	17.28%
To seek investment results, before fees and expenses, that track the performance of the S&P Pharmaceuticals Select Industry Index (the "Index").	ProFund VP Pharmaceuticals Advised by: ProFund Advisors LLC	1.69%	29.34%	5.70%	5.37%
To seek investment results, before fees and expenses, that track the performance of the Dow Jones Precious MetalsSM Index (the "Index").	ProFund VP Precious Metals Advised by: ProFund Advisors LLC	1.68%	150.31%	17.01%	18.89%
To seek daily investment results, before fees and expenses, that correspond to the inverse (-1x) of the daily performance of the S&P Emerging 50 ADR Index (USD) (the "Index").	ProFund VP Short Emerging Markets Advised by: ProFund Advisors LLC	1.69%	-26.15%	-6.13%	-12.36%
To seek daily investment results, before fees and expenses, that correspond to the inverse (-1x) of the daily performance of the MSCI EAFE Index (the "Index").	ProFund VP Short International Advised by: ProFund Advisors LLC	1.62%	-20.81%	-6.46%	-8.23%
To seek daily investment results, before fees and expenses, that correspond to the inverse (-1x) of daily performance of the Nasdaq-100® Index (the "Index") .	ProFund VP Short NASDAQ-100 Advised by: ProFund Advisors LLC	1.75%	-15.80%	-13.57%	-18.48%
To seek daily investment results, before fees and expenses, that correspond to the inverse (-1x) of the daily performance of the Russell 2000® Index.	ProFund VP Short Small-Cap Advised by: ProFund Advisors LLC	1.78%	-10.08%	-6.50%	-11.77%
To seek investment results, before fees and expenses, that track the performance of the Russell 2000® Index (the "Index").	ProFund VP Small-Cap Advised by: ProFund Advisors LLC	1.87%	10.86%	4.23%	7.63%
To seek investment results, before fees and expenses, that track the performance of the S&P SmallCap 600® Value Index (the "Index").	ProFund VP Small-Cap Value Advised by: ProFund Advisors LLC	1.73%	5.00%	7.17%	7.81%
To seek daily investment results, before fees and expenses, that correspond to one and one-quarter time (1.25x) the daily performance of the most recently issued 30-Year U.S. Treasury Bond (the “Long Bond”).	ProFund VP U.S. Government Plus Advised by: ProFund Advisors LLC	1.42%	1.17%	-13.73%	-3.45%
To seek daily investment results, before fees and expenses, that correspond to two times (2x) the daily performance of the Russell 2000® Index.	ProFund VP UltraSmall-Cap Advised by: ProFund Advisors LLC	1.84%	12.93%	1.23%	8.81%
To seek investment results, before fees and expenses, that track the performance of the S&P Utilities Select Sector Index.	ProFund VP Utilities Advised by: ProFund Advisors LLC	1.70%	13.98%	7.78%	8.61%
To seek to provide high total return through a combination of current income and capital appreciation.	Transamerica Aegon Bond VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.53%	7.13%	-0.34%	2.08%
To seek to achieve maximum total return.	Transamerica Aegon Core Bond VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.48%	6.99%	-0.14%	2.09%
To seek a high level of current income by investing in high-yield debt securities.	Transamerica Aegon High Yield Bond VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.64%	8.46%	4.12%	5.91%
To seek total return gained from the combination of dividend yield, growth of dividends and capital appreciation.	Transamerica Aegon Sustainable Equity Income VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management UK plc	0.72%	11.26%	8.39%	7.35%
To seek to provide as high a level of total return as is consistent with prudent investment strategies.	Transamerica Aegon U.S. Government Securities VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.59%	5.85%	-1.28%	1.18%
To seek as high a level of current income as is consistent with preservation of capital and liquidity.	Transamerica BlackRock Government Money Market VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.29%	4.07%	3.05%	1.91%
To seek to maximize total return.	Transamerica BlackRock Real Estate Securities VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.86%	9.51%	2.64%	3.65%
To seek capital appreciation with current income as a secondary objective.	Transamerica BlackRock Tactical Allocation VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.97%	11.72%	5.42%	6.81%
To seek current income and preservation of capital.	Transamerica BlackRock iShares Active Asset Allocation - Conservative VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.93%	8.65%	2.65%	4.17%
To seek capital appreciation with current income as a secondary objective.	Transamerica BlackRock iShares Active Asset Allocation - Moderate Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.94%	10.64%	5.18%	4.94%
To seek long-term capital appreciation and capital preservation.	Transamerica BlackRock iShares Edge 40 VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.46%	11.64%	3.47%	4.90%
To seek a combination of capital appreciation and income.	Transamerica BlackRock iShares Tactical - Balanced VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.92%	13.00%	3.04%	5.22%
To seek a combination of capital appreciation and income.	Transamerica BlackRock iShares Tactical - Conservative VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.94%	10.65%	1.67%	4.43%
To seek a combination of capital appreciation and income.	Transamerica BlackRock iShares Tactical - Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.95%	15.58%	5.65%	6.85%
To seek to balance capital appreciation and income.	Transamerica Goldman Sachs Managed Risk - Balanced ETF VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Goldman Sachs Asset Management, L.P.	0.63%	10.77%	5.10%	5.67%
To seek capital appreciation as a primary objective and income as a secondary objective.	Transamerica Goldman Sachs Managed Risk - Growth ETF VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Goldman Sachs Asset Management, L.P.	0.66%	12.27%	7.84%	7.65%
To seek long-term capital appreciation.	Transamerica International Focus VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Sands Capital Management, LLC	0.83%	6.47%	0.99%	5.45%
To seek current income and preservation of capital.	Transamerica JPMorgan Asset Allocation - Conservative VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.71%	10.63%	2.33%	4.91%
To seek capital appreciation with current income as a secondary objective.	Transamerica JPMorgan Asset Allocation - Moderate Growth VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.77%	13.13%	5.83%	8.08%
To seek capital appreciation and current income.	Transamerica JPMorgan Asset Allocation - Moderate VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.72%	11.89%	3.86%	6.33%
To seek long-term capital appreciation.	Transamerica JPMorgan Diversified Equity Allocation VP - Initial Advised by: Transamerica JPMorgan Diversified Equity Allocation VP; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.80%	19.45%	9.16%	11.18%
To seek to earn a total return modestly in excess of the total return performance of the S&P 500® Index while maintaining a volatility of return similar to the S&P 500® Index.	Transamerica JPMorgan Enhanced Index VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.61%	16.21%	14.39%	14.61%
To seek capital appreciation with current income as a secondary objective.	Transamerica JPMorgan International Moderate Growth VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.87%	18.02%	3.50%	5.77%
To seek current income and preservation of capital.	Transamerica JPMorgan Tactical Allocation VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.80%	9.10%	2.06%	4.40%
To seek long-term capital growth, consistent with preservation of capital and balanced by current income.	Transamerica Janus Balanced VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Janus Henderson Investors US LLC	0.99%	13.46%	7.57%	9.31%
To seek long-term capital appreciation.	Transamerica Janus Mid-Cap Growth VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Janus Henderson Investors US LLC	0.84%	8.11%	7.17%	11.14%
To seek to provide a high total investment return through investments in a broadly diversified portfolio of stocks, bonds and money market instruments.	Transamerica Multi-Managed Balanced VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Mangement, Inc.	0.64%	13.06%	8.62%	9.73%
To seek to maximize total return.	Transamerica Small/Mid Cap Value VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Systematic Financial Management, L.P.	0.81%	9.81%	9.56%	9.81%
To seek long-term growth of capital by investing primarily in common stocks of small growth companies.	Transamerica T. Rowe Price Small Cap VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: T. Rowe Price Associates, Inc.	0.83%	10.27%	5.43%	10.46%
Seeks to maximize long-term growth	Transamerica WMC US Growth VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Wellington Management Company LLP	0.64%	17.76%	12.32%	16.43%

(1)  Some Subaccounts may be available for certain policies and may not be available for all policies. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.
(2) There can be no assurance that any money market Portfolio offered under this Policy will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of Policy charges, the yield on the money market Subaccount may become extremely low and possibly negative.
(3) Effective on November 1, 2025, Transamerica JPMorgan Asset Allocation – Growth VP will be renamed Transamerica JPMorgan Diversified Equity Allocation VP

CLOSED INVESTMENT OPTIONS:

The following subaccounts are only available to owners that held an investment in the subaccounts on May 1, 2003:

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Seeks long-term capital appreciation.	Fidelity® VIP Contrafund® Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.79%	21.24%	15.08%	15.49%
Seeks to provide capital growth.	Fidelity® VIP Growth Opportunities Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.81%	21.73%	11.04%	19.64%

Effective December 12, 2011, the following subaccount was closed to new investments:

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.	Fidelity® VIP Equity-Income Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.71%	18.75%	12.23%	11.32%

Effective December 12, 2005, the following subaccount was closed to new investments:

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
To seek to provide investors with long-term capital growth.	Transamerica TSW Mid Cap Value Opportunities VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Thompson, Siegel & Walmsley LLC	0.76%	9.56%	9.32%	8.64%

NOTE: All underlying fund Portfolios in the Transamerica Series Trust are advised by Transamerica Asset Management. The entities listed are the sub-advisers unless otherwise indicated.

Please retain this Notice for future reference. The last prospectus and statement of additional information for the Policy dated May 1, 2019, as supplemented, contains more information about the Policy. You may contact us for additional information free of charge at (800) 525-6205 or write us at:
Transamerica Life Insurance Company
6400 C Street SW
Cedar Rapids, IA 52499

EDGAR File No: 333-249146
EDGAR Contract Identifier No. is # C000223600